Exhibit 99.1

Constellium Reports Third Quarter 2018 Results

Amsterdam – October 25, 2018 – Constellium N.V. (NYSE: CSTM) today reported results for the third quarter ended September 30, 2018.

Third quarter 2018 highlights:

•	Shipments of 379 thousand metric tons, up 1% compared to Q3 2017

•	Revenue of €1.4 billion, up 12% compared to Q3 2017

•	Net income of €217 million compared to net income of €21 million in Q3 2017

•	Adjusted EBITDA of €114 million, up 2% from Q3 2017

•	Completed the sale of the North Building Assets of the Sierre plant in Switzerland to Novelis for €200 million

First nine months of 2018 highlights:

•	Shipments of 1.2 million metric tons, up 3% compared to YTD 2017

•	Revenue of €4.3 billion, up 8% compared to YTD 2017

•	Net income of €248 million compared to net income of €49 million in YTD 2017

•	Adjusted EBITDA of €382 million, up 15% from YTD 2017

•	Net debt / LTM Adj. EBITDA of 3.8x compared to 4.8x at September 30, 2017

•	Project 2019 run-rate cost savings of €38 million achieved as of September 30, 2018

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered solid results in the third quarter. Our improvement compared to last year was driven by continued operational performance, steady end market demand and Project 2019 cost savings, which were partially offset by higher planned maintenance and other costs. We continue to expect Adjusted EBITDA growth of 11% to 13% in 2018.”

Mr. Germain continued, “I am pleased with the progress the team is making on executing our strategy, including delivering on our growth projects and on Project 2019. Our focus remains on delivering on our guidance of over €500 million of Adjusted EBITDA and positive Free Cash Flow in 2019. We are committed to driving increased shareholder value.”

Ryan Wentling - Investor Relations Delphine Dahan-Kocher - Communications Phone: +1 (212) 675-5450 Phone: +1 (443) 420 7860 Investor-relations@constellium.com delphine.dahan-kocher@constellium.com Press release

•	Group Summary

	Q3 2018	Q3 2017	Var.	YTD 2018	YTD 2017	Var.
Shipments (k metric tons)	379	374	1%	1,164	1,132	3%
Revenue (€ millions)	1,428	1,279	12%	4,288	3,989	8%
Net income (€ millions)	217	21	n.m.	248	49	n.m.
Adjusted EBITDA (€ millions)	114	111	2%	382	331	15%
Adjusted EBITDA per metric ton (€)	300	298	1%	328	293	12%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2018, shipments of 379 thousand metric tons increased 1% compared to the third quarter of last year due to higher shipments in our Automotive Structures and Industry and Packaging and Automotive Rolled Products segments. Revenue of €1.4 billion increased 12% compared to the third quarter of last year due primarily to higher aluminium prices and improved price and mix. Net income of €217 million compares to net income of €21 million in the third quarter of 2017 due primarily to the completion of the Sierre transaction in the third quarter of 2018. Adjusted EBITDA of €114 million increased 2% from the third quarter of last year primarily due to improved results in the Automotive Structures and Industry and the Holdings and Corporate segments.

For the first nine months of 2018, shipments of 1.2 million metric tons increased 3% compared to the first nine months of last year on higher shipments in each of our segments. Revenue of €4.3 billion increased 8% compared to the first nine months of last year due primarily to higher aluminium prices and higher shipments. Net income of €248 million compares to net income of €49 million in the first nine months of 2017 due primarily to the completion of the Sierre transaction in the third quarter of 2018. Adjusted EBITDA of €382 million increased 15% compared to the first nine months of last year on improved results in each of our segments.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2018	Q3 2017	Var.	YTD 2018	YTD 2017	Var.
Shipments (k metric tons)	260	258	1%	785	770	2%
Revenue (€ millions)	783	705	11%	2,322	2,146	8%
Adjusted EBITDA (€ millions)	60	60	0%	186	158	18%
Adjusted EBITDA per metric ton (€)	233	234	(1)%	237	205	15%

Third quarter Adjusted EBITDA was comparable to the third quarter of 2017 as improved price and mix, benefitting from increased Automotive rolled product shipments, were offset by higher costs, including incremental costs from the ramp up of our automotive programs and increased planned maintenance and reliability spending.

For the third quarter of 2018, shipments of 260 thousand metric tons increased 1% from the third quarter of last year due to a 21% increase in Automotive rolled product shipments, partially offset by lower Packaging rolled product shipments. Revenue of €783 million increased 11% compared to the third quarter of 2017 primarily as a result of higher aluminium prices and improved price and mix.

For the first nine months of 2018, Adjusted EBITDA of €186 million increased 18% compared to the same period of the prior year primarily due to higher volumes, including increased Automotive rolled product shipments, improved price and mix, favorable metal costs and good cost control, partially offset by incremental costs from the ramp up of our automotive programs and foreign exchange translation. Shipments of 785 thousand metric tons increased 2% compared to the same period of last year as higher Automotive rolled product shipments were partially offset by lower Packaging rolled product shipments. Revenue of €2.3 billion increased 8% compared to the first nine months of last year due primarily to higher aluminium prices and higher shipments.

•	Aerospace & Transportation (A&T)

	Q3 2018	Q3 2017	Var.	YTD 2018	YTD 2017	Var.
Shipments (k metric tons)	58	58	0%	187	182	2%
Revenue (€ millions)	341	307	11%	1,040	1,016	2%
Adjusted EBITDA (€ millions)	29	30	(3)%	106	99	7%
Adjusted EBITDA per metric ton (€)	494	512	(3)%	567	541	5%

Third quarter Adjusted EBITDA decreased as compared to the third quarter of 2017 due to improved price and mix offset by higher costs, partially related to manufacturing challenges in the production of TID products.

For the third quarter of 2018, shipments of 58 thousand metric tons were comparable to the third quarter of last year as higher Aerospace rolled product shipments were offset by lower Transportation, Industry and other rolled product shipments. Revenue of €341 million increased 11% compared to the third quarter of 2017 on improved price and mix and higher aluminium prices.

For the first nine months of 2018, Adjusted EBITDA of €106 million increased 7% compared to the first nine months of last year on higher shipments, including continued success in developing TID end markets, and good cost control partially offset by unfavorable metal costs and foreign exchange translation. Shipments of 187 thousand metric tons increased 2% compared to the same period of the prior year on higher Aerospace rolled product shipments and higher Transportation, Industry and other rolled product shipments. Revenue of €1.0 billion increased 2% compared to the first nine months of last year as higher aluminium prices and higher shipments were partially offset by foreign exchange translation.

•	Automotive Structures & Industry (AS&I)

	Q3 2018	Q3 2017	Var.	YTD 2018	YTD 2017	Var.
Shipments (k metric tons)	61	58	6%	192	180	7%
Revenue (€ millions)	322	275	17%	966	849	14%
Adjusted EBITDA (€ millions)	29	28	3%	104	92	13%
Adjusted EBITDA per metric ton (€)	469	486	(3)%	537	510	5%

Third quarter Adjusted EBITDA increased compared to the third quarter of 2017 primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and improved price and mix, partially offset by higher costs largely related to maintenance, new product launches and footprint expansion.

For the third quarter of 2018, shipments of 61 thousand metric tons increased 6% compared to the third quarter of last year. Revenue of €322 million increased 17% compared to the third quarter of 2017 on higher shipments, higher aluminium prices and improved price and mix.

For the first nine months of 2018, Adjusted EBITDA of €104 million increased 13% compared to the first nine months of last year on higher shipments and improved price and mix partially offset by higher costs. Shipments of 192 thousand metric tons increased 7% compared to the first nine months of last year due to higher shipments of both Automotive and Other extruded products. Revenue of €966 million increased 14% compared to the first nine months of 2017 on higher shipments, higher aluminium prices and improved price and mix.

•	Net Income

For the third quarter of 2018, net income of €217 million compares to net income of €21 million in the third quarter of last year. The change in net income is primarily attributable to a gain from the Sierre transaction, a gain on OPEB amendments made in the third quarter of 2018 and lower income tax expense, partially offset by an unfavorable change in the value of unrealized derivatives.

For the first nine months of 2018, net income of €248 million compares to net income of €49 million in the first nine months of last year. The change in net income is primarily attributable to a gain from the Sierre transaction, the improvement in Adjusted EBITDA, lower income tax expense and lower financing costs compared to the same period of 2017 that included the costs of the refinancing completed in that period, partially offset by an unfavorable change in the value of unrealized derivatives.

•	Cash Flow and Liquidity

For the first nine months of 2018, Free Cash Flow was an outflow of €127 million as compared to an outflow of €19 million in the same period of the prior year. The change was primarily due to higher working capital, partially offset by higher Adjusted EBITDA and lower interest expense.

Cash flows from operating activities were €40 million for the first nine months of 2018 as compared to cash flows from operating activities of €157 million in the first nine months of last year. Constellium reduced factored receivables by €2 million in the first nine months of 2018 as compared to a decrease of €93 million in the first nine months of last year.

Cash flows from investing activities were €32 million for the first nine months of 2018 as compared to cash flows used in investing activities of €176 million last year. Cash flows from investing activities included €198 million of proceeds from disposals net of cash in the first nine months of 2018 related to the Sierre transaction.

Cash flows used in financing activities were €62 million for the first nine months of 2018 as compared to cash flows used in financing activities of €22 million in the first nine months of last year.

Liquidity at September 30, 2018 was €714 million, comprised of €279 million of cash and cash equivalents and €435 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2017 was €531 million.

Net debt was €1,849 million at September 30, 2018, as compared to €1,889 million at December 31, 2017.

•	Outlook

We expect Adjusted EBITDA growth in a range of 11% to 13% in 2018 and in the high single digits in 2019, leading to over €500 million of Adjusted EBITDA in 2019.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Other Recent Developments

Constellium will host an Analyst Day on December 13, 2018, in New York City. A live webcast and replay of the event will be accessible from the company’s website. To register to attend, please contact investor-relations@constellium.com.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2017.

Constellium’s earnings materials for the third quarter ended September 30, 2018, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Revenue	1,428	1,279	4,288	3,989
Cost of sales	(1,315)	(1,140)	(3,871)	(3,560)

Gross profit	113	139	417	429

Selling and administrative expenses	(63)	(61)	(181)	(188)
Research and development expenses	(10)	(9)	(31)	(28)
Restructuring costs	(1)	(1)	(1)	(3)
Other gains / (losses) - net	224	12	201	43

Income from operations	263	80	405	253

Finance costs - net	(35)	(34)	(105)	(127)
Share of loss of joint-ventures	(10)	(8)	(22)	(21)

Income before income tax	218	38	278	105

Income tax expense	(1)	(17)	(30)	(56)

Net income	217	21	248	49

Net income / (loss) attributable to:
Equity holders of Constellium	216	21	247	50
Non-controlling interests	1	—	1	(1)

Net income	217	21	248	49

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	1.61	0.20	1.84	0.48
Diluted	1.54	0.20	1.76	0.46
Weighted average shares, in thousands
Basic	134,685	105,663	134,574	105,591
Diluted	140,376	108,823	140,352	108,814

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income	217	21	248	49

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	11	5	38	22
Income tax on remeasurement on post- employment benefit obligations	(1)	—	(8)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(4)	13	(18)	42
Net investment hedges	(4)	—	(4)	—
Income tax on hedges	2	(5)	7	(14)
Currency translation differences	7	(7)	8	(20)

Other comprehensive income	11	6	23	28

Total comprehensive income	228	27	271	77

Attributable to:
Equity holders of Constellium	227	28	270	79
Non-controlling interests	1	(1)	1	(2)

Total comprehensive income	228	27	271	77

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2018	At December 31, 2017
Assets
Current assets
Cash and cash equivalents	279	269
Trade receivables and other	595	419
Inventories	697	643
Other financial assets	24	69

	1,595	1,400

Non-current assets
Property, plant and equipment	1,570	1,517
Goodwill	417	403
Intangible assets	68	68
Investments accounted for under the equity method	1	1
Deferred income tax assets	159	164
Trade receivables and other	45	48
Other financial assets	76	110

	2,336	2,311

Total Assets	3,931	3,711

Liabilities
Current liabilities
Trade payables and other	1,007	930
Borrowings	43	106
Other financial liabilities	36	23
Income tax payable	14	11
Provisions	41	40

	1,141	1,110

Non-current liabilities
Trade payables and other	38	54
Borrowings	2,060	2,021
Other financial liabilities	30	43
Pension and other post-employment benefit obligations	591	664
Provisions	94	113
Deferred income tax liabilities	18	25

	2,831	2,920

Total Liabilities	3,972	4,030

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(473)	(750)

Equity attributable to equity holders of Constellium	(50)	(327)
Non-controlling interests	9	8

Total Equity	(41)	(319)

Total Equity and Liabilities	3,931	3,711

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges and net investment hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	247	247	1	248
Other comprehensive income / (loss)	—	—	30	(15)	8	—	—	23	—	23

Total comprehensive income / (loss)	—	—	30	(15)	8	—	247	270	1	271

Transactions with equity holders Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non- controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2018	3	420	(117)	(2)	1	34	(389)	(50)	9	(41)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income	—	—	—	—	—	—	50	50	(1)	49
Other comprehensive income / (loss)	—	—	20	28	(19)	—	—	29	(1)	28

Total comprehensive income / (loss)	—	—	20	28	(19)	—	50	79	(2)	77

Transactions with Equity holders Share-based compensation	—	—	—	—	—	6	—	6	—	6
Transactions with non- controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2017	2	162	(131)	10	(7)	23	(553)	(494)	7	(487)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income	217	21	248	49
Adjustments
Depreciation and amortization	51	41	140	125
Finance costs - net	35	34	105	127
Income tax expense	1	17	30	56
Share of loss of joint-ventures	10	8	22	21
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	11	(24)	54	(38)
(Gains) / losses on disposal	(194)	—	(190)	2
Other - net	6	2	11	5

Interest paid	(48)	(48)	(108)	(128)
Income tax paid	(6)	6	(17)	(1)
Change in trade working capital
Inventories	47	(20)	(47)	(57)
Trade receivables	57	55	(139)	(115)
Trade payables	(99)	(31)	9	121
Change in provisions and pension obligations	(44)	2	(47)	(20)
Other working capital	2	13	(31)	10

Net cash flows from operating activities	46	76	40	157

Purchases of property, plant and equipment	(63)	(55)	(160)	(175)
Proceeds from disposals net of cash	198	—	199	—
Equity contributions and loans to joint-ventures	(2)	—	(15)	(24)
Other investing activities	2	14	8	23

Net cash flows from / (used in) investing activities	135	(41)	32	(176)

Proceeds from issuance of Senior Notes	—	—	—	610
Repayments of Senior Notes	—	—	—	(610)
(Repayments) / Proceeds from revolving credit facilities and other loans	(76)	(11)	(66)	7
Payment of deferred financing costs and exit fees	—	—	—	(42)
Other financing activities	6	(9)	4	13

Net cash flows (used in) / from financing activities	(70)	(20)	(62)	(22)

Net increase / (decrease) in cash and cash equivalents	111	15	10	(41)
Cash and cash equivalents - beginning of period	166	286	269	347
Effect of exchange rate changes on cash and cash equivalents	2	(1)	—	(6)

Cash and cash equivalents - end of period	279	300	279	300

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
P&ARP	60	60	186	158
A&T	29	30	106	99
AS&I	29	28	104	92
Holdings and Corporate	(4)	(7)	(14)	(18)

Total	114	111	382	331

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Packaging rolled products	199	206	603	622
Automotive rolled products	50	41	147	114
Specialty and other thin-rolled products	11	11	35	34
Aerospace rolled products	27	24	83	80
Transportation, industry and other rolled products	31	34	104	102
Automotive extruded products	28	27	88	83
Other extruded products	33	31	104	97

Total shipments	379	374	1,164	1,132

(in millions of Euros)
Packaging rolled products	574	532	1,699	1,648
Automotive rolled products	164	128	482	355
Specialty and other thin-rolled products	45	45	141	143
Aerospace rolled products	193	168	569	576
Transportation, industry and other rolled products	148	139	471	440
Automotive extruded products	175	150	522	459
Other extruded products	147	125	444	390
Other and inter-segment eliminations	(18)	(8)	(40)	(22)

Total revenue	1,428	1,279	4,288	3,989

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income	217	21	248	49
Income tax expense	1	17	30	56

Income before income tax	218	38	278	105
Finance costs – net	35	34	105	127
Share of loss of joint-ventures	10	8	22	21

Income from operations	263	80	405	253
Depreciation and amortization	51	41	140	125
Restructuring costs	1	1	1	3
Unrealized losses / (gains) on derivatives	10	(22)	53	(40)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	1	(2)	—	3
(Gains) / losses on pension plans amendments (A)	(39)	2	(39)	(20)
Share-based compensation costs	3	3	9	6
Metal price lag (B)	11	4	(13)	(16)
Start-up and development costs (C)	7	4	16	14
Manufacturing system and process transformation costs	—	—	—	1
(Gains) / losses on disposals (D)	(194)	—	(190)	2

Adjusted EBITDA	114	111	382	331

(A)

For the nine months ended September 30, 2018, the Group amended one of its OPEB plans in the US, which resulted in a €39 million gain. For the nine months ended September 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million gain.

(B)

Metal price lag represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(C)

For the nine months ended September 30, 2018, start-up and development costs include €16 million related to new projects in our AS&I operating segment. For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to Auto Body Sheet growth projects both in Europe and the U.S.

(D)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the nine months ended September 30, 2018, the transaction generated a €190 million net gain.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net cash flows from operating activities	46	76	40	157
Purchases of property, plant and equipment	(63)	(55)	(160)	(175)
Equity contributions and loans to joint-ventures	(2)	—	(15)	(24)
Other investing activities	2	14	8	23

Free Cash Flow	(17)	35	(127)	(19)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2018	At December 31, 2017
Borrowings	2,103	2,127
Fair value of cross currency basis swaps, net of margin calls	25	32
Cash and cash equivalents	(279)	(269)
Cash pledged for issuance of guarantees	—	(1)

Net debt	1,849	1,889

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.